20 August 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 325,000 Reed Elsevier PLC ordinary shares at a price of 802.2957p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 85,139,684 ordinary shares in treasury, and has 1,180,492,748 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 27,654,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 188,000 Reed Elsevier NV ordinary shares at a price of €13.8915 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 52,619,493 ordinary shares in treasury, and has 679,503,225 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 16,006,406 shares.